Exhibit (e)(10)
BISON
TERM SHEET

Paul Mastrapa

Effective Date	Effective upon Closing (replaces current employment agreement).

Term	Two years.

Title	President of Option Care

Duties and Responsibilities	Head of Home Care, reporting to Stanley Blaylock (Vice President in charge of Home Care and Specialty Pharmacy). Duties and responsibilities consistent with that position. Also cooperate, advise and assist with management of merger transition/integration.

Base Salary	$325,000, subject to annual review

2007 Bonus	Bonus per existing employment agreement with Option Care to be paid at 100% of target prorated to Closing.

Bonus	Target of 60% of Base Salary- 50% will be guaranteed in first two years (Fiscal Year 2008 and Fiscal Year 2009) and remaining 50% will be based on attainment of pre-established performance criteria

Change of Control/Retention Bonus.	Total guaranteed payments to be paid as follows:

	1.	2 X Annual Base Salary (Base Salary = Current Salary at the time of Change of Control but 2007 base increase not to exceed the average annual percentage base increase for 2004-2006).
	2.	2 X 40% of Annual Base Salary

Payments to be structured in a mutually agreeable manner to avoid excise taxes under Section(s) 409A and 280(g) of the Internal Revenue Code.

• At least 1x Base Salary and Bonus to be paid on Closing.

• Remainder to be paid 6 months from date of Closing.

Automobile Allowance	$500/month

Equity Compensation (Subject to approval by Compensation Committee)	Grant of 3,000 shares of Walgreen restricted stock to vest as follows: 33-1/3% upon 3 year anniversary of grant; 33-1/3% upon 4 year anniversary of grant and 33-1/3% upon 5 year anniversary of grant. This restricted stock grant is subject to final approval of the Walgreens Compensation Committee.

On one year anniversary of Closing, a second grant of 3,000 shares of Walgreen restricted stock to vest as follows: 33-1/3% upon 3 year anniversary of grant; 33-1/3% upon 4 year anniversary of grant and 33-1/3% upon 5 year anniversary of grant. This restricted stock grant is subject to final approval of the Walgreens Compensation Committee.

Annual Executive Stock Option grant subject to terms of plan (generally equal to 120% of Base Salary and granted each October).

Death or Disability During the Term	Accelerated payment of any unpaid change of control/retention bonus. Continued medical/rx/dental benefits through end of Term (at active employee rates). COBRA thereafter.

Voluntary Resignation During the Term	Loss of extended benefit coverage (subject to any COBRA rights).

Restrictive Covenants	Non-compete and non-solicitation of customers and employees during employment and for two years after termination of employment.

By signing below, the parties agree that this term sheet will be binding upon them as of the Effective Date, as defined in the Agreement and Plan of Merger among Walgreen Co., Bison Acquisition Sub Inc. and Option Care, Inc., dated as of July 2, 2007. The parties will use their reasonable best efforts to prepare, for execution on or before the Effective Date, full and complete documentation prior to the Effective Date evidencing the terms of this term sheet and other terms customary for transactions of this type. At the time of the execution of the final documentation, such final documentation will supersede this term sheet and any other employment, severance, change of control or related agreements between the undersigned executive and Option Care, Inc., including any severance agreement entered into between you and Option Care, Inc.

Signed,

Walgreen Co.

By:	/s/ Paul Mastrapa Name: Paul Mastrapa	By:	/s/ Stanley B. Blaylock Name: Stanley B. Blaylock
Date: July 2, 2007